Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

(millions)	9-months Ended Sep. 30, 2005		12-months ended Sep. 30, 2005		Year Ended December 31,
					2004		2003		2002		2001		2000
Income from continuing operations, before income tax	$235.4		$283.7		$274.9		$187.4		$296.8		$275.1		$262.3
Interest expense	86.2		115.1		116.0		112.6		80.4		81.8		84.7

Earnings before taxes and fixed charges	$321.6		$398.8		$390.9		$300.0		$377.2		$356.9		$347.0

Interest expense	$86.2		$115.1		$116.0		$112.6		$80.4		$81.8		$84.7
Interest on refunding bonds	(0.6)		(0.8)		(0.7)		(0.7)		(0.9)		(1.0)		(1.0)

Total fixed charges	$85.6		$114.3		$115.3		$111.9		$79.5		$80.8		$83.7

Ratio of earnings to fixed charges	3.76	x	3.49	x	3.39	x	2.68	x	4.74	x	4.42	x	4.15	x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements. Tampa Electric Company had a significant non-cash charge in the 2003 period presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in Tampa Electric Company’s Annual Report on Form 10-K for that year.

Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.